Form of Letter from the Fund to Shareholders
in Connection with the Acceptance of Offers to Tender

Exhibit E

Form of Letter from the Fund to Shareholders in
Connection with Acceptance of Offers of Tender

October 23, 2013

Dear Shareholder:

KKR Alternative Corporate Opportunities Fund P (the “Fund”) has received your tender of all or some, as the case may be, of your shares of beneficial interest in the Fund (the “Shares”).  The Fund accepts your tender in its entirety, subject to the following sentence.  In the event that the amount of Shares collectively tendered by all Shareholders pursuant to the tender offer which commenced on August 27, 2013 (the “Offer”) exceeds the maximum number of Shares which may be purchased by the Fund under the terms of the Offer (determined, in accordance with the terms of the Offer, as of September 30, 2013) (the “Maximum Purchasable”), the Fund will proportionately reduce the amount of each tendering Shareholder’s tender such that no more than the Maximum Purchasable will be repurchased by the Fund, and the Fund accepts your tender as so proportionately reduced.

You remain a Shareholder of the Fund with respect to any of Shares which the Fund is not repurchasing pursuant to this Offer.

Should you have any questions, please feel free to contact one of our dedicated account representatives at (855) 859-3943, Monday through Friday (except holidays), from 8:00 a.m. to 5:00 p.m., Central time.

         Sincerely,

                     KKR Alternative Corporate Opportunities Fund P

Enclosure

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